March 28, 2006

Via U.S. Mail and Facsimile

Clive Standish
Chief Financial Officer
UBS AG
Bahnhofstrasse 45
8001 Zurich
Switzerland

RE:	UBS AG
	20-F for the fiscal year ended December 31, 2004
	Response letter dated November 16, 2005
	File No. 1-15060

Dear Mr. Standish:

      We have limited our review of your Form 20-F for the fiscal year ended December 31, 2004, and response letter dated November 16,
2005, to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and will make no further review of those forms. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



General -

1. We are aware of published reports that you have stopped doing business with Iran. We also are aware of published reports that you will sell your Iranian accounts to another bank in which you hold a controlling interest. Please advise us of the accuracy of these reports.

If the report that you have stopped doing business with Iran is correct, please advise us whether this means that (i) you have terminated and/or will not enter into further "bank relationships" and "financing or credit arrangements," as defined in your letter, with respect to Iranian parties or transactions, and (ii) you will not otherwise engage in or facilitate transactions involving Iran or
Iranian parties.

If the report that you will sell your Iranian accounts to a bank in which you have a controlling interest is correct, please address for us the potential impact upon your reputation and share value of your continuing to have an indirect interest in these accounts, in light of Iran`s status as a country identified by the U.S. as a state sponsor of terrorism and subject to U.S. economic sanctions. Your response should address the U.S. investor sentiment evidenced by the
Arizona and Louisiana legislation cited in our previous letter, as well as the extent of your U.S. client base and U.S. shareholder base.

2. You state in your November 16 letter that you do not believe your contacts with Cuba and Iran are material when considered in light of qualitative factors. Please address this issue in light of the U.S.
investor sentiment evidenced by the Arizona and Louisiana legislation cited in our prior letter, and your U.S. client base and shareholder base.


Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	John Cusak
	Group Compliance
	UBS AG
	St. Annagasse 9
	P.O. Box
	CH-8098
	Zurich, Switzerland


	cc: 	Todd Shiffman
		Assistant Director
		Division of Corporation Finance
Clive Standish
UBS AG
March 28, 2006
Page 1









UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE